November 28, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Linda Cvrkel

Re:	Premium Standard Farms, Inc. Form 10-K for the year ended March 25, 2006 Filed May 31, 2006 Form 10-Q for the quarter ended September 23, 2006 Filed November 2, 2006 File No. 000-51347
Ladies and Gentlemen:
     We are acting as counsel to Premium Standard Farms, Inc. (“PSF”) in connection with PSF’s Form 10-K for the fiscal year ended March 25, 2006 (File No. 000-51347) (the “Form 10-K”) which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2006 and PSF’s Form 10-Q for the quarter ended September 23, 2006 (File No. 000-51347) (the “Form 10-Q”), which was originally filed with the Commission on November 2, 2006.
     On behalf of PSF, we are writing in response to the comments contained in the letter dated November 14, 2006 (the “Comment Letter”) sent by the Staff of the Commission (the “Staff”) relating to the Staff’s review of (i) the Form 10-K and (ii) the Form 10-Q.
     For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the responses of PSF.
Form 10-K for the year ended March 25, 2006
Derivative instruments and hedging activities, page F-10
1.	Please tell us and explain in the notes to your financial statements and MD&A in future filings the changes in facts or circumstances that resulted in gains related to lean hog future contracts aggregating $5,344,000 and $24,274,000 during the fiscal years ended March 27, 2004 and March 25, 2006 and a loss aggregating $5,909,000 during the fiscal year ended March 26, 2005.
          RESPONSE: The Company utilizes lean hog future contracts to help secure margins on future pork product sales. Under SFAS No. 133 “Accounting for Derivative Instruments and
Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
November 28, 2006

Hedging Activities” (“SFAS 133”), the Company marks these contracts to market (fair value on the balance sheet) with the corresponding gain or loss recognized in the Company’s Consolidated Statement of Operations for each period. For the fiscal years ended March 27, 2004 and March 25, 2006 the Company had sold lean hog future contracts, and the futures prices generally declined, resulting in gains recognized. For the fiscal year ended March 26, 2005 the Company had sold lean hog future contracts and the futures prices generally increased, resulting in losses recognized. The Company will include a discussion of the reasons for gains or losses on lean hog future contracts in the notes to the financial statements and MD&A in future filings. The following is an example of what the Company’s 10-Q disclosure will look like in future filings, utilizing the amounts as presented in the second quarter September 23, 2006 10-Q:
The Company believes that its exchange traded commodity contracts serve as economic hedges, however, management has elected not to designate and account for these contracts as hedges. Accordingly, these contracts are marked to market through earnings in the period in which they occur. In periods of rising prices for lean hogs, the value of short positions in lean hog futures decreases while revenue on sales of hogs tends to increase. In periods of falling prices, the opposite relationship occurs. For the 13 and 26 weeks ended September 23, 2006, the Company had a short position in lean hog future contracts at a time when lean hog future contracts of similar maturities generally were increasing. As a result, these contracts, when marked to market, had declined in fair value from the previous reporting period and a loss of $0.6 million and $0.7 million, respectively, was recognized in revenue. For the 13 and 26 weeks ended September 24, 2005, the Company had a short position in lean hog future contracts. These contracts, when marked to market for the 13 weeks ended September 24, 2005, had declined in fair value from the previous reporting period and a loss of $2.9 million was recognized in revenue. For the 26 weeks ended September 24, 2005, these contracts had increased in value from the previous reporting period and a gain of $12.1 million was recognized in revenue.
Form 10-Q for the quarter ended September 23, 2006
Management’s Discussion and Analysis, page 14
Results of Operations, page F-17
13 Weeks Ended September 23, 2006 Compared to the 13 Weeks Ended September 24, 2005
2.	We note that following a jury verdict against the Company on September 22, 2006, you settled with six plaintiffs involved in the case of Steven Adwell, et. al., for a sum of $4.5 million. We also note that you disclose in Note 10 that you recorded $7.4 million for the settlement and other odor nuisance cases outstanding. In this regard, please explain to us the reasons why you believed that no accrual was necessary for such cases until the actual jury verdict and settlement had occurred during the quarter ended September 22, 2006 and tell us why you believe your current accrual is adequate in light of the fact that (1) there are still 29 plaintiffs remaining in the Steven Adwell, et. al. case and 24 plaintiffs remaining in the Michael Adwell, et. al. case and (2) damages involving 6 of the plaintiffs was for

Securities and Exchange Commission
November 28, 2006

$750,000 each. Your response should address how your accounting treatment for the legal settlement complies with the guidance under SFAS No. 5. You may also refer to the speech given by Scott Taub on December 6, 2004 which can be found at our website www.sec.gov.
          RESPONSE: The Company had previously established a reserve for this litigation (although at an amount less than the September, 2006 verdict), commencing in its fiscal year ended March 29, 2003 in accordance with the requirements of SFAS 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss on Interpretation of FASB Statement No.5”. The Company also has been including disclosure about this litigation in its filings, commencing with its Quarterly Report on Form 10-Q for its quarter ended September 28, 2002. In connection with the change of this reserve amount after the recent verdict for six of the Steven Adwell plaintiffs, the Company evaluated probable outcomes as contemplated by SFAS No. 5 and FIN 14, taking into account the Company’s experience in the portion of the Steven Adwell case that was tried to a verdict and subsequently settled for the amount of the verdict and its experience in previous nuisance matters. The Company believes that the use of these factors and related probability analysis meets the requirements of SFAS No. 5 (see, e.g., paragraph 36 of Appendix A) and FIN 14. Further information in connection with the probability and experience analysis underlying this reserve is being furnished to you separately.
          In consideration of your comment, the Company reviewed the speech of Mr. Scott Taub referred to in your letter. The Company believes that its treatment of this contingency has been consistent with the spirit expressed in Mr. Taub’s speech because the Company had longstanding reserves and disclosure relating to the relevant claims for several years.
* * * * *
     An acknowledgment by PSF of the type referred to in your letter is attached hereto.
     If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-3437.

Very truly yours,
/s/ John J. Sabl

John J. Sabl

Premium Standard Farms®

805 Pennsylvania, Suite 200
Kansas City, Missouri 64105-1307

Phone:	(816) 472-7675
Fax:	(816) 843-1450

November 28, 2006
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel, Branch Chief

Re:	Premium Standard Farms, Inc. (“PSF”) Form 10-K for the year ended March 25, 2006 Filed May 31, 2006 Form 10-Q for the quarter ended September 23, 2006 Filed November 2, 2006 File No. 000-51347
Ladies and Gentlemen:
     We are writing in response to the comments contained in the staff’s comment letter dated November 14, 2006 with respect to PSF’s Annual Report on Form 10-K (the “Form 10-K”), as filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2006, and PSF’s Quarterly Report on Form 10-Q (the “Form 10-Q” and, together with the Form 10-K, the “Reports”), as filed with the Commission on November 2, 2006. In this regard, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Reports as filed with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Reports; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, PREMIUM STANDARD FARMS, INC.
By:	/s/ Stephen A. Lightstone
	Name:	Stephen A. Lightstone
	Title:	Executive Vice President, Chief Financial Officer and Treasurer